Alliance
Leicester

Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2007 JUN -6 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

07024180

24 May 2007

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 April to 24 May 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

dlw 6/7

1990006 (9/06)

Telephone calls may be recorded or monitored for security, quality control and training purposes.

Alliance Leicester

Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

April 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 19 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Laurence Permutt	2 April 2007
Various	5 April 2007
Ian Hares	18 April 2007

Form TR-1 Notification of Major Interests in Shares

Alliance & Leicester ShareSafe Limited

Class 3 Transaction – Mitre Capital Partners
Appointment of Non-Executive Director – Mary Francis
Voting Rights and Capital

Information distributed to the Company's security holders

Nil

Alliance Leicester

Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

<u>Up to 24 May 2007</u>

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 10 – various dates

Information filed with the UKLA or the LSE and made public thereby

AGM Trading Statement
2007 Annual General Meeting Results
Announcement re Listing Rules

<u>Notification of Transactions of Persons discharging managerial responsibility or connected persons</u>

William E Sutton	8 May 2007
Various	9 May

Information distributed to the Company's security holders

Nil

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Laurence Permutt	Yes	5,827	£8.795 (i)
Laurence Permutt	Yes	7,267	£8.60 (ii)
Laurence Permutt	Yes	5,232	Nil (iii)

(i) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(iii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Permutt sold 13,464 of the 18,326 shares on the London Stock Exchange at £11.365573 per share to fund the tax and national insurance costs and retained the balance of 4,862 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

18,326

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

13,464

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

30 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

2 April 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

2 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.17
D J Bennett	Yes	Yes	11	11.17
C S Rhodes	Yes	Yes	11	11.17
S G Baum	Yes		11	11.17
I D Buchanan	Yes		11	11.17
S G Dawkins	Yes		11	11.17
B P Glover	Yes		11	11.17
I J Hares	Yes		11	11.17
R J Hopwood	Yes		11	11.17
S Leonard	Yes		11	11.17
T S Lloyd	Yes		11	11.17
S Murphy	Yes		11	11.17
L Permutt	Yes		11	11.17
G Pilkington	Yes		11	11.17
G Wilkinson	Yes		11	11.17

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

165

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.17

13. Date and place of transaction

5 April 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 April 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

5 April 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian Hares	Yes		4,162	Nil (i)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 10p per option.

Mr Hares sold all 4,162 shares on the London Stock Exchange at £11.535099 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Deferred Bonus Scheme and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

4,162

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

4,162

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

17 April 2007 – London Stock Exchange

14. Date issuer informed of transaction

18 April 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

18 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alliance & Leicester plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
First notification under DTR Sourcebook

3. Full name of person(s) subject to the notification obligation (iii):
Alliance & Leicester ShareSafe Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
same as 3 above

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
19 April 2007

7. Threshold(s) that is/are crossed or reached:
Above 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary 50p shares	50,501,983	11.51%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary 50p shares	50,501,983	50,501,983		11.51%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
50,501,193	11.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Alliance & Leicester ShareSafe Limited

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 438,803,131.

Alliance & Leicester ShareSafe Limited is the corporate nominee for Alliance & Leicester plc shareholders which as at 18 April 2007 consisted of 188,182 individual shareholders.

14. Contact name:

Sandra Odell

15. Contact telephone number:

0116 200 4352

Title: Class 3 transaction - Mitre Capital Partners

Alliance & Leicester announces the launch of Mitre Capital Partners (Mitre), a new joint venture between Alliance & Leicester, Rothschild and specialist commercial property fund manager Lanebridge Investment Management. Mitre has acquired the commercial property finance business of Ansbacher & Co, including both the experienced management team and the portfolio of development finance loans. Alliance & Leicester has a 51% controlling interest in the voting shares in the new venture, Rothschild holds 13.25% and Lanebridge Investment Management 35.75%.

As at 31 December 2006, the commercial property finance business of Ansbacher & Co had gross assets of £129m and Alliance & Leicester's commercial lending balances were £6.5bn, with some 12% representing property finance.

Contacts:

Mark Jones	Head of Investor Relations	0116 200 4492
Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Press Office		0116 200 3355

Appointment of Non-Executive Director

Alliance & Leicester plc today announces that Mary Francis will be appointed as a non-executive director of the Group with effect from 2 May 2007.

Sir Derek Higgs, Chairman, said "In a distinguished career, Mary has been Private Secretary to the Prime Minister and Deputy Private Secretary to the Queen and is a former Director General of the Association of British Insurers. She is a non-executive director of the Bank of England, Centrica plc, Aviva plc and St Modwen Properties plc. I am delighted to welcome Mary to the Board and look forward to working with her."

Contacts

Stuart Dawkins Director of Corporate Communications	0116 200 3088
Alliance & Leicester Press Office	0116 200 3355

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 27 April 2007 consists of:

438,856,712 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **438,856,712.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.